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                             March 10, 2023

       Dixit Joshi
       Chief Financial Officer
       Credit Suisse AG
       Paradeplatz 8
       8001 Zurich, Switzerland

                                                        Re: Credit Suisse AG
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response Dated
February 13, 2023
                                                            File No. 001-33434

       Dear Dixit Joshi:

              We have reviewed your February 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 17, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Notes to the Consolidated Financial Statements
       Note 1 - Summary of Significant Accounting Policies
       Revisions of prior period financial statements, page 466

   1. We have reviewed the response you provided on February 13, 2023 in response to our comment letter dated
January 17, 2023. We also have considered the discussions on
                                                        March 8-10, 2023 with
the Company and would like to better understand how you
                                                        concluded that a
broader risk assessment entity-level control material weakness did not exist as of December
31, 2022 and 2021. Please respond to the following:

                                                              We note in the
root cause analysis you provided, you concluded the two cash flow control
deficiencies resulted from missing controls designed to address the risks of
 Dixit Joshi
FirstName   LastNameDixit Joshi
Credit Suisse AG
Comapany
March       NameCredit Suisse AG
       10, 2023
March2 10, 2023 Page 2
Page
FirstName LastName
              presentation and disclosure to the financial statements. While you concluded that one control deficiency was remediated as of December 31, 2021, it does not appear that either control deficiency was linked to risk assessment. In light of the fact that there were indications of missing controls responsive to risks of material misstatements, explain how you believe there was not a failure in the risk assessment entity-level control component as of December 31, 2022 and 2021.

                Given that the control deficiencies remained unremediated for several years, including periods prior to those presented in the December 31, 2021 Form 20-F, tell us how you concluded that this also was not indicative of potential risk assessment failures.
2. We have reviewed the response you provided on February 13, 2023 in response to our comment letter dated January 17, 2023. We also have considered the discussions on
         March 8-10, 2023 with the Company and would like to better understand how you concluded that a broader monitoring entity-level control material weakness did not exist as of December 31, 2022 and 2021. For the unremediated control deficiencies, the following items remain unclear as to how you arrived at the conclusions in your analysis:

                why you consider the fact that the related transactions were limited, non-core, unique, and/or immaterial to be persuasive support for your conclusions, given the nature of
              the transactions and the company   s underlying business
operations;

                how your control deficiency evaluation considered the impact of the restatement of previously issued financial statements to reflect the correction of the error;

                whether you considered the impacts of the magnitude of the potential error for 2019 through 2021 related to not only the individual line items but also the total operating, investing, and financing cash flows in reaching your conclusions, given that you identify these subtotals as important to users of the financial statements; and

                when you completed the quantitative analysis of the potential magnitude, and whether it was complete at the time of the initial severity assessment or if you subsequently determined that a supplementary analysis was required.

         Please tell us how you considered whether the impact of the potential error indicated any unidentified material weakness(es), including any with the monitoring entity-level control component related to principle 17 of the Committee of Sponsoring Organization of the
         Treadway Commission (COSO) Internal Control     Integrated Framework
(2013).
3. Please confirm that you have reassessed the root cause and severity for each unremediated control deficiency existing as of December 31, 2022 and their resulting impact to the risk assessment or monitoring entity-level components.
 Dixit Joshi
Credit Suisse AG
March 10, 2023
Page 3

       You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,
FirstName LastNameDixit Joshi
                                                        Division of Corporation
Finance
Comapany NameCredit Suisse AG
                                                        Office of Finance
March 10, 2023 Page 3
cc:       Sebastian Sperber
FirstName LastName